JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE
SUITE 100, BUILDING 12
ATLANTA, GEORGIA 30328

www.corplaw.net

RICHARD W. JONES	Telephone 770-804-0500
Email: jones@corplaw.net	Facsimile 770-804-8004

May 24, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC  20549

Attn:  Eranga Dian and Asia Timmons-Pierce

Re:	Jaag Enterprises Ltd. (the “Company”)
Registration Statement on Form S-1 Filed October 25, 2022 [File No. 333-267995] [J&H File No. 4024.00]

Ladies and Gentlemen:

By letter dated November 21, 2022, the staff (the "Staff") of the Securities and Exchange Commission ("Commission") provided JAAG Enterprises Ltd. (the "Company") with comments to the Company’s Registration Statement on Form S-1, initially filed on October 25, 2022, (the "First Comment Letter").  The Company filed its response to the First Comment Letter on January 18, 2023, at which time it filed an amendment to its registration statement on Form S-1A.  Subsequently, on February 8, 2023, the SEC submitted its second comment letter and the Company responded to that comment letter by its April 14, 2023 response letter.  On May 3, 2023, the Commission submitted its third comment letter (“Third Comment Letter”) and this letter contains the Company’s responses to the Staff’s Third Comment Letter.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff's Third Comment Letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 3 to the Form S-1 setting forth an amended Registration Statement, reflecting changes made in response to the Staff's comments.  A copy of the amended Registration Statement, marked to show changes from the Form S-1A filed on January 18, 2023, is enclosed with this letter for your convenience and reference.

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Amendment No. 2 to Registration Statement on Form S-1

Cover Page

Staff’s Comments

1.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Response:

The following sentence has been added to the cover page:

In addition, under the HFCAA as amended by the Consolidated Appropriations Act, 2023, and related regulations, if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years an exchange may determine to delist our securities.

Dissolution, page 36

Staff’s Comment

2.

Please update your dilution discussion and related tables to a more recent period, such as the latest balance sheet date presented in the filing. Your current dilution discussion and tables are based on the net tangible book value and per share data as of June 30, 2022.

Response:

The Company’s financial statements have been updated to March 31, 2023, the Company most recent fiscal quarter. Accordingly, the dilution discussion and related tables have now been revised and are based on the Company’s March 31, 2023 financial statements.

December 31, 2022 Interim Financial Statements, page F-l

3.

Please revise your December 31, 2022 unaudited interim financial statements to also include comparative statements of operations, changes in stockholders' equity, and cash flows for the period from November 4,2021, inception, through December 31, 2021. Refer to Rule 8-03 of Regulation S-X for the comparative periods to be provided. Further, your MD&A discussion of the three and six months ended December 31, 2022 should also be expanded to discuss the comparative results for the period November 4, 2021, inception, through December 31, 2021.

Response:

As noted above, the Company’s financial statements have been updated to include the March 31, 2023 fiscal period.  The revised financial statements now provide comparative statements for the three-month period ending March 31, 2023, and the nine month ending March 31, 2023.  We believe this satisfies your comment.

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We trust that the above is responsive to the issues raised in the Staff’s Third Comment Letter. We are simultaneously filing a revised Registration Statement Number 3 and we are filing as correspondence a copy of this response to your Third Comment Letter, as well as a redline copy of the revised Registration Statement, which has been marked to show changes from the previous filing.

If you have any questions on these responses or if you need additional clarification of the issues, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C. As Attorneys for JAAG Enterprises, Ltd.

By:	/s/Richard W. Jones
Richard W. Jones

RWJ:bas

cc: Jeffrey Chau

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